SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Liberty Expedia Holdings, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 53046P109

Series B Common Stock: 53046P208

(CUSIP Number)

John C. Malone

c/o Liberty Expedia Holdings, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5800

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 404,659 (1), (2), (3), (4) Series B Common Stock: 2,680,783 (1), (2), (5)

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 404,659 (1), (2), (3), (4) Series B Common Stock: 2,680,783 (1), (2), (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 404,659 (1), (2), (3) Series B Common Stock: 2,680,783 (1), (2), (4), (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (1), (2), (3), (4), (6) Series B Common Stock: 94.7% (1), (2), (5), (6)

14.	Type of Reporting Person (See Instructions) IN

(1)              The Voting Agreement, dated as of April 15, 2019, by and among John C. Malone (“Mr. Malone”), Leslie Malone (“Mrs. Malone”, and together with Mr. Malone, the “Malone Group”) and Expedia Group, Inc. (“Expedia Group”) contains provisions relating to the voting and disposition of Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of Liberty Expedia Holdings, Inc. (the “Issuer”) held by the Malone Group. See Item 6.

(2)              Includes 52,828 shares of Series A Common Stock and 82,565 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3)              Includes (i) 273,431 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity and (ii) 131,228 shares of Series A Common Stock pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with certain margin loan facilities extended by Merrill Lynch.

(4)              Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone as noted above; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 3,085,442 shares of Series A Common Stock and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be approximately 5.4%, subject to the relevant footnotes set forth herein.

(5)              Includes 44,455 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6)              For purposes of calculating beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 54,496,241 and the total number of shares of Series B Common Stock outstanding was 2,830,174, in each case, as of January 31, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018, and as calculated in accordance with Rule 13d-3.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.9% of the voting power of the Issuer based on the outstanding shares noted above. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY EXPEDIA HOLDINGS, INC.

This Report on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Expedia Holdings, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on November 14, 2016, as amended by Amendment No. 1 to this Schedule 13D filed with the SEC on March 7, 2018, and Amendment No. 2 to this Schedule 13D filed with the SEC on February 4, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

On April 15, 2019, and prior to the Issuer’s execution of the Merger Agreement described in Item 6 below, Mr. Diller, the Issuer, Qurate Retail, Inc. (“Qurate Retail”) and the Malone Group entered into an amendment to the Transaction Agreement, the effect of which was to immediately terminate the Transaction Agreement, thereby causing the Proxy Arrangement Termination Date to occur as of such date. As a result, among other things, the Malone Proxy granting Mr. Diller the right to vote certain shares of Common Stock beneficially owned by the Malone Group, was terminated.

In addition, on April 15, 2019 following the termination of the Malone Proxy, the Malone Group entered into the Voting Agreement described in Item 6 below with Expedia Group, Inc. (“Expedia Group”) in order to support the proposed Merger (as defined below).

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) - (b) Mr. Malone beneficially owns (i) 404,659 shares of Series A Common Stock (including 52,828 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership) and (ii) 2,680,783 shares of Series B Common Stock (including (A) 82,565 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership and (B) 44,455 shares held by two trusts which are managed by an independent trustee (the “Trusts”), the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone disclaims beneficial ownership). The shares of Series A Common Stock and Series B Common Stock beneficially owned by Mr. Malone constitute (x) less than 1% of the outstanding shares of Series A Common Stock and (y) approximately 94.7% of the outstanding shares of Series B Common Stock, in each case, based on 54,496,241 shares of the Issuer’s Series A Common Stock and 2,830,174 shares of the Issuer’s Series B Common Stock outstanding on January 31, 2019 (as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018). Generally, the holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 32.9% of the voting power of the Issuer based on the outstanding shares noted above.

The Trusts hold 44,455 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. The shares of Series B Common Stock held by the Trusts are not subject to the Voting Agreement. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire shares held in the Trusts at any time.

(c) Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The Merger Agreement

On April 15, 2019, the Issuer, Expedia Group, LEMS I LLC, a Delaware limited liability company and a wholly owned subsidiary of Expedia Group (“Merger LLC”), and LEMS II Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of the Issuer (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Expedia Group.

Pursuant to the Merger Agreement, each share of Series A Common Stock and Series B Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by the Issuer as treasury stock or held directly by Expedia Group) will be converted into the right to receive 0.36 of a share of common stock, par value $0.0001 per share, of Expedia Group (“Expedia Group Common Stock”), plus cash (without interest) in lieu of any fractional shares of Expedia Group Common Stock. The Issuer has disclosed that, immediately following the closing of the Combination, former holders of Common Stock will own in the aggregate shares of Expedia Group Common Stock representing approximately 14% of the total number of shares of Expedia Group Common Stock and Class B common stock, $0.0001 par value per share, of Expedia Group (“Expedia Group Class B Common Stock”) expected to be outstanding.

The closing of the Combination is subject to certain conditions, including, among others, the satisfaction (subject to limited exceptions) of certain conditions to the exchange of Expedia Group Common Stock beneficially owned by Mr. Diller and The Diller Foundation d/b/a The Diller — von Furstenberg Family Foundation (the “Family Foundation”), collectively, for shares of Expedia Group Class B Common Stock beneficially owned by the Issuer in accordance with the Exchange Agreement by and among Mr. Diller, the Family Foundation, the Issuer and Expedia Group, and the approval of the Merger Agreement, and the transactions contemplated thereby, by the holders of Common Stock.

The Merger Agreement may be terminated by the parties thereto in certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the SEC on April 16, 2019.

Proxy Arrangement Termination

On April 15, 2019, and prior to the Issuer’s entry into the Merger Agreement, Mr. Diller, the Issuer, Qurate Retail, and the Malone Group entered into Amendment No. 2 to Transaction Agreement, providing for the immediate termination of the Transaction Agreement, which automatically resulted in the termination of the assignment to the Issuer of Mr. Diller’s irrevocable proxy over the shares of Expedia Group held by the Issuer and the proxy granted to Mr. Diller by the Malone Group over certain shares of Common Stock beneficially owned by it (the “Malone Proxy”).

Amendment No. 2 to Transaction Agreement is included as Exhibit 7(d) to this Amendment. The foregoing description of Amendment No. 2 to Transaction Agreement does not purport to be complete and is subject to, and qualified in its entirety by, Amendment No. 2 to Transaction Agreement which is incorporated herein by reference.

The Voting Agreement

In connection with the transactions contemplated by the Merger Agreement and following the termination of the Malone Proxy, the Malone Group entered into a Voting Agreement, dated as of April 15, 2019 (the “Voting Agreement”), with Expedia Group, pursuant to which the Malone Group has committed, subject to certain conditions, to vote certain shares of Common Stock beneficially owned by them, representing approximately 32% of the total voting power of the issued and outstanding shares of Common Stock as of January 31, 2019 (based upon shares outstanding as of such date as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2018), in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, at any meeting of the stockholders of the Issuer called to vote upon the Merger. In addition, the Malone Group has agreed to vote the shares of Common Stock subject to the Voting Agreement against any Alternative Company Transaction (as defined in the Voting Agreement) and certain other matters.

The Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Voting Agreement, Expedia Group has agreed to indemnify the members of the Malone Group for losses incurred in connection with or arising out of the Voting Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party.

The Voting Agreement is included as Exhibit 7(e) to this Amendment. The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

7(a)                          Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Liberty Expedia Holdings, Inc.’s Amendment No. 4 to Form S-1 on Form S-4 (File No. 333-210377) filed with the Securities and Exchange Commission on September 22, 2016).*

7(b)                          Proxy and Voting Agreement, dated as of November 4, 2016, by and among Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.11 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on November 7, 2016).*

7(c)                           Letter Agreement, dated as of March 6, 2018, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938) filed with the Securities and Exchange Commission on March 7, 2018).*

7(d)                          Amendment No. 2 to Amended and Restated Transaction Agreement, dated as of April 15, 2019, by and among Qurate Retail, Inc., Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on April 16, 2019).

7(e)                           Voting Agreement by and among Expedia Group, Inc. and the Shareholders (as defined therein), dated as of April 15, 2019 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on April 16, 2019).

*Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 16, 2019

	By:	/s/ John C. Malone
John C. Malone